April 9, 2025

Gregory McCabe
Chief Executive Officer
Next Bridge Hydrocarbons, Inc.
6300 Ridglea Place, Suite 950
Fort Worth, TX 76116

       Re: Next Bridge Hydrocarbons, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2023
           Filed July 17, 2024
           Response dated March 21, 2025
           File No. 000-56648
Dear Gregory McCabe:

       We have reviewed your March 21, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our February
14, 2025 letter.

Form 10-K for the Fiscal Year ended December 31, 2023
Financial Statements, page F-1

1. We understand from your March 21, 2025 response letter that you will amend the
       2022 and 2023 financial statements in your 2023 annual report to address the concerns of prior comments 1, 2 and 4, as well as various previously issued comments, and that you intend to address the concern of prior comment 3 in the 2024 annual report.

       Please provide us with a draft amendment of your 2023 annual report (including the revised 2022 and 2023 financial statements and the associated disclosures of the impact of the corrections on each quarter within each of these years) for review at your earliest convenience. Please also provide us with draft disclosures of the content proposed for inclusion in the 2024 annual report to cover the correction for the
 April 9, 2025
Page 2

       transaction in the first quarter, and the carry-on effects on each quarter within 2024, of that transaction and the carry-on effects of the corrections originating in 2022.

       Please ensure that your 2024 annual report and the amendment to the 2023 annual report include all of the error correction disclosures prescribed by FASB ASC 250-10-
       50-7 through 50-9, and 50-11. Please also comply with Rule 13a-11 of Regulation
       13A, which requires that you file a Form 8-K, having the information prescribed under Item 4.02, within four days of making a determination that previously issued financial statements should no longer be relied upon.


       Please contact Jenifer Gallagher at 202-551-3706 or Karl Hiller at 202-551-3686 if
you have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation